UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on October 14, 2020, regarding the closing of its follow-on offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name: José Antonio de Almeida Filippo
Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal and Compliance Officer

Date: October 15, 2020

Item 1

Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on October 14, 2020, regarding the closing of its follow-on offering.

NATURA &CO HOLDING S.A.

Publicly-Held Company of Authorized Capital

CNPJ/ME No. 32.785.497/0001-97

NIRE No. 35300531582

CVM Code No. 02478-3

NOTICE TO THE MARKET

Successful Closing of Follow-on Equity Offering

Natura &Co Holding S.A. - B3: NTCO3; NYSE: NTCO (“Natura &Co” or “Company” or “Group”), informs its shareholders and the market in general of the successful closing of its public follow-on offering for primary distribution of 121,400,000 common shares in total, at the price per share of R$46.25 (US$16.4591 per ADS), resulting in an aggregate amount of R$5,614,750,000.00 (corresponding to approximately US$1 billion), occurring simultaneously in Brazil and abroad, of which:

•	96,331,000 shares were distributed in Brazil, by means of a public offering with restricted placement efforts pursuant to CVM Ruling 476 of 2009, and

•	25,069,000 shares were distributed abroad, in the form of American Depositary Shares (ADSs), represented by American Depositary Receipts, pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission.

Banco Morgan Stanley S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., Banco Bradesco BBI S.A., Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A. and Banco Itaú BBA S.A. acted as underwriters of the offering in Brazil. Morgan Stanley, BofA Securities, Bradesco Securities, Inc., Citigroup and Itau BBA USA Securities, Inc. acted as underwriters of the international offering.

This transaction increases the Group’s international shareholder base, with strong support from existing shareholders as well as new investors. It increases the liquidity of Natura &Co’s ADSs, allows the group to optimize its capital structure through deleveraging and enables key strategic investments that will accelerate growth over the next three years, primarily:

•	Avon integration and turnaround

•	Digitalization of the business

•	Geographic opportunities

•	2030 Commitment to Life agenda

Roberto Marques, Executive Chairman of the Board of Directors and Group CEO, stated: “We are very pleased to have successfully completed this capital raise, which we believe attests to the strength and attractiveness of Natura &Co and the relevance of its strategy. Our share offering was the largest SEC-registered transaction by a consumer products business this year, and the largest-ever in the consumer space in Latin America. The capital increase will allow us to build on our current strong business momentum and accelerate our growth by advancing on our strategic priorities, while also optimizing our balance sheet.”

This Notice to the Market is disclosed for informational purposes only and shall not, in any circumstances, be construed as an investment recommendation, nor as an offer to acquire any securities issued by the Company.

São Paulo, October 14, 2020.

Viviane Behar de Castro

Investor Relations Officer